Filed by Silver Spike Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

 Subject Company: Silver Spike Acquisition Corp.

Commission File No. 001-39021

 Date: January 22, 2021

The following is the transcript of an interview with Chris Beals, the CEO of WM Holding Company, LLC:

This transcript is provided for informational purposes only and have been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC and Silver Spike Acquisition Corp. and related transactions and for no other purpose.

PRESENTATION

Jim Cramer

All right. This is hard to believe, but did you know that in the last three weeks alone, we've had as many Special Purpose Acquisition Company IPOs as we had in all of 2019? It's a lot to keep track of. By the way, the CNBC actually covered, of course--we've launched the CNBC SPAC 50. CNBC SPAC 50. And you know we are going to be all over this on Mad Money because I want to make sure you don't miss the most important deals.

Yeah. I've got to tell you I'm grateful for the list because I intend to hit every one of them, which brings me to WM Holdings, the parent of Weedmaps. Another one I know you're crazy about. Some people are calling it Yelp for the cannabis industry. I think that’s too much business to consumer. I'm thinking they do much more business to business. They power the technology to help their cannabis clients scale.

Last month, we learned at WM Holdings would become public via reverse merger with a SPAC called Silver Spike Acquisition, which trades under the symbol SSPK. But this company has been around a long time. This is not something that was just dreamed up.

Stock. How about this one? Speculators, lap it up. Up more than 140% since this deal was announced, including 14% moved today alone. At this point, frothy? I don't know. I can't (inaudible) but that doesn't mean it's done. Remember how GrowGeneration was frothy in ‘16 and people laughed at me and then it just tripled?

Let's dig deeper with Chris Beals. He's the CEO of WM Holding Company. We’ll learn more about the Weedmaps business in the reverse merger with Silver Spike. Mr. Beals. Welcome to Mad Money.

Chris Beals

Thanks for having me. It's great to be here.

Jim Cramer

Okay, so Chris, I've never seen Weedmaps until I read about it as a SPAC and so at saw you on David Faber interviewing you. I think a lot of people would like to hear what--not what we think Weedmaps is, but what it really does. So we're going to turn to you. First time guest. Tell us what you do and how you make your money.

Chris Beals

Yeah. So it's a complex story, but really what we have is two related pieces. So on one side, where the largest SaaS enabled marketplace for cannabis goods where we bring together the largest audience of monthly cannabis consumers. That's less than 10% of the population, we'd estimate, over 10 million monthly active users with the largest and most comprehensive set of brands and retailers.

The things that notable is you could bring those two groups together and very little would happen because there is a--almost a complete lack of rich product information, clinical effect information if you think of this as a pharmaceutical product, and that's where we come in with sort of augmenting, cleansing the data we integrate from retailers from point of sales systems, things we do to normalize consumer feedback to give enough requisite information to make consumers comfortable exploring, discovering, and finding cannabis products that they want to consume.

To power that, but also, you know, to meet what is a very large need in the industry, we also have business in a box. Imagine sort of an operating system of software for retailers where they can run their entire sort of demand aggregation, growth kind of engine that's things like's point of sale software, online orders, Shopify type E-com embed (ph) called WM Store, hour V1 analytics product that they receive orders, WM Dispatch, which is where they can compliantly fulfill and do the fleet management that's required under the various state laws, WMX, which is a wholesale exchange. It's a whole suite of software that goes hand in hand with that marketplace and in some cases extends that marketplace, if you think about that.

Jim Cramer

Okay, so--

Chris Beals

--That E-com and that--

Jim Cramer

--I'm a state that just got legalized. I want to be in the cannabis business. Do I start by calling Weedmaps and say, listen, install everything I need to get up, or can I just kind of call Square and call some people that make cannabis and say what do you guys want and canvas the neighborhood?

Chris Beals

Yeah.

Jim Cramer

Is that what people are doing, one or the other?

Chris Beals

So one thing that's worth noting is without exception, software that hasn't been custom built for the cannabis space can't be used in the cannabis space. So if you think about the POS segment, the POS landscape for the--for the cannabis space is both large, including the solutions we offer, but we integrate with most of the major third party POS solutions to ingest the data, you know, that we use for the marketplace. But without exception, there is no Toast, Lightspeed, Square, any of these other non-cannabis POS systems because they simply couldn't compliantly be used within the industry.

So for instance, each new state we launch our POS in, we generally have to get certification from the state track and trace system. And separately, what is considered a cannabis POS is--goes far beyond what you would consider to be a normal POS because you have to track where the product is, who's touching it, who's receiving it, a whole host of other things. And the same continues on. If you think about something like delivery, our WM Dispatch solution, Massachusetts until recently was going to require real time bodycam imagery for deliveries. Several states required GPS tracks where the delivery drivers go, historic retention. So really a lot of what we're solving is compliance through the software. And it's why, you know, non-cannabis solutions can't be used in this space.

Jim Cramer

Okay, so--but I want to be sure there's nothing magical here. If there is a great chocolate company grown in Oregon that also now makes edibles, that does not mean a thing for another--for a person in another state where it's legal. There is no crosslines, correct? I can't--

Chris Beals

--That's correct.

Jim Cramer

Right? And it's not like I suddenly can use credit if I use good old weed--a cannabis store. It's still cash. And is it not better to keep the convoluted regulatory setup in this country for WMH than if it were just like another store where we wouldn't need you?

Chris Beals

Yeah. You know, I think the opportunity for us with broader federal legalization or some form of normalization is huge. So for instance, we cannot offer credit card or payment rails. We can't do take rates on transactions. We can't do anything that looks like that take rate. There are a whole host of things we can't do because of that landscape that we could do if something like federal legalization work to come.

You know, that being said though, a lot of the benefit and value we provide isn't just limited did the compliance pieces. It’s the fact that we have such a large and dominant set of eyeballs, whether that be consumers or businesses, but then it's this data. It's the requisite data on what is the product. So to put that another way, imagine how poor the transact ability would be on Good RX if it was a photo of a pill and a price.

Jim Cramer

Right.

Chris Beals

That's the reality of cannabis most of the time, but for us doing a bunch of the data work that we do to try and make this complex pharmaceutical product approachable for the average consumer.

Jim Cramer

Okay. I mean, I think it is just a--look, you have a difficult business model if you're not in the business, but that doesn't mean it's not the perfect business model if you are in it. I want to thank Chris Beals, the CEO of WM Holding Company for coming on Mad Money.

About WM Holding Company, LLC

WM Holding’s mission is to power a transparent and inclusive global cannabis economy. Now in its second decade, WMH has been a driving force behind much of the legislative change we’ve seen in the past 10 years.

WM Holding Company, LLC (“WM Holding” or “WMH” or “the Company”), parent company of Weedmaps and its WM Business SaaS offering, is the leading technology and software infrastructure provider to the cannabis industry. Founded in 2008, WMH is the leading two-sided marketplace and SaaS provider to the cannabis industry, comprising the Company’s B2C marketplace, Weedmaps, and its B2B software, WM Business. The Company’s cloud-based SaaS solutions provide an end-to-end operating system for cannabis retailers. These tools support compliance with the complex, disparate and constantly evolving regulations applicable to the cannabis industry. Underlying this compliance functionality is a proprietary and sophisticated rules engine that is a core underpinning of the WM Business SaaS platform. Through its website and mobile apps, WM Holding provides consumers with the latest information, data and availability of cannabis products, facilitating product discovery. The Company holds a strong belief in the power of cannabis and the importance of enabling safe, legal access to consumers worldwide. Since inception, WMH has worked tirelessly, not only to be the most comprehensive platform for consumers, but to build the software solutions that power businesses compliantly in the space, to advocate for legalization, social equity, and licensing in many jurisdictions, and to facilitate further learning through partnering with dozens of subject matter experts on providing detailed, accurate information about the plant.

Headquartered in Irvine, California, WMH employs approximately 400 professionals around the world, including in Denver, New York, Ontario, Canada and Barcelona, Spain. Visit us at www.weedmaps.com/investors.

Investor Contact:

Greg Stolowitz

VP Investor Relations and Corporate Development

gstolowitz@weedmaps.com

This transcript is provided for informational purposes only and have been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC (“WMH”) and Silver Spike Acquisition Corp. (“Silver Spike”) and related transactions and for no other purpose.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed extension of the date by which Silver Spike must consummate an initial business combination, Silver Spike filed with the SEC a definitive proxy statement, dated December 21, 2020 (the “Extension Proxy Statement”).

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s equityholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read the Extension Proxy Statement, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive Extension Proxy Statement or proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination is set forth in the Registration Statement. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants is in Silver Spike’s

Extension Proxy Statement and also will be included in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

The information in this transcript includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WMH’s go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of WMH’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or the equityholders of WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WMH; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WMH’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WMH’s ability to manage future growth; WMH’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WMH’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WMH’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and the Registration Statement, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WMH’s expectations, plans or forecasts of future events and views as of the date of this transcript. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WMH’s assessments as of any date subsequent to the date of this transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.